Exhibit 99.1

New Gold Reports Second Quarter Operational Results and Provides Update on 2022 Operational Outlook

Provides Notice of Release of Second Quarter Financial Results

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, July 11, 2022 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports second quarter operational results for the Company as of June 30, 2022, and provides an update to its 2022 operational outlook for the Rainy River Mine, the New Afton Mine, and the consolidated operational outlook. The Company is also providing notice that it will release its second quarter 2022 financial results before markets open on Thursday, August 4, 2022.

During the second quarter, operations at the Rainy River Mine were adversely impacted by heavy rainfall and flooding around the Fort Frances area in northwestern Ontario. Total tonnes mined from the open pit in the quarter were below expectations as flooding in the pit due to the unfavorable weather impacted the mining rate, the mine sequencing, and access to higher grade ore planned for the second half of the year. The Rainy River Mine therefore utilized the low-grade ore material during the quarter, resulting in both lower grades processed and lower gold ounces produced. The lower tonnes mined (ore and waste) year-to-date has caused a change to the mine plan for the remainder of 2022. The Company's new Chief Operating Officer is incorporating these impacts on the mine plan, and together with newly hired operating expertise at the site, will focus on positioning the open pit operations to its optimal conditions. This change requires the operation to continue to process low-grade ore material in the second half of 2022. As a result, Rainy River's gold equivalent1 production for 2022 is now expected to be between 230,000 to 250,000 ounces (previously 265,000 to 295,000 ounces). Primarily due to lower gold production, as well as, current inflationary cost pressures, operating expenses per gold eq. ounce are now expected to be between $960 to $1,040 per gold eq. ounce2 (previously $730 to $810 per gold eq. ounce), and all-in sustaining costs are now expected to be between $1,620 to $1,720 per gold eq. ounce3 (previously $1,270 to $1,370 per gold eq. ounce).  Underground development continues to advance, with Intrepid on track for initial production in the fourth quarter. The mine continues to assess opportunities to offset the negative impact to both production and costs.

During the second quarter, New Afton focused on B3 and C-Zone development and closed the low grade-higher cost recovery level zone earlier than planned. As a result of the early shutdown, tonnes mined was lower than expected. To maintain mill feed, the operation utilized the low-grade stockpile during the quarter, resulting in lower grades and recoveries, and ultimately, lower production. Copper production guidance for 2022 is now expected to be between 25 to 35 million pounds (previously 35 to 45 million pounds). Gold production is expected to be at the low end of the annual production guidance range of 35,000 to 45,000 ounces. Due to the lower production, as well as, current inflationary cost pressures, operating expenses per gold eq. ounce are now expected to be between $1,485 to $1,565 per gold eq. ounce2 (previously $1,100 to $1,180 per gold eq. ounce), and all-in sustaining costs are now expected to be between $2,210 to $2,310 per gold eq. ounce3 (previously $1,695 to $1,795 per gold eq. ounce). Production ramp-up at the B3 zone continues to advance with development expected to be completed by September.

Due to the of the revisions at both Rainy River and New Afton, consolidated gold equivalent1 production for 2022 is now expected to be between 325,000 and 365,000 ounces (previously 380,000 to 440,000 ounces), consisting of consolidated gold production guidance of 260,000 to 290,000 ounces (previously 295,000 to 335,000 ounces) and consolidated copper production guidance of 25 to 35 million pounds (previously 35 to 45 million pounds). New Gold expects its consolidated 2022 operating expenses per gold eq. ounce to be between $1,120 to $1,200 per gold eq. ounce2 (previously $840 to $920 per gold eq. ounce), and all-in sustaining costs to be between $1,875 to $1,975 per gold eq. ounce3 (previously $1,470 to $1,570 per gold eq. ounce). All other consolidated and mine site capital investment and exploration estimate guidance, including sustaining capital and sustaining leases and growth capital, remain unchanged.

"Rainy River experienced challenges during the quarter as the Fort Frances area saw extreme rainfall and flooding," stated Renaud Adams, President & CEO. "I remain confident about the increased production profile as outlined in Rainy River's latest updated Technical Report announced earlier this year. At New Afton, the planned closure of the Lift 1 cave, including the recovery level, is now complete. While we've announced revisions to New Afton's copper guidance for the year, the priority remains on the B3 ramp-up and advancing C-Zone development, which remains on time for first ore in the second half of 2023.  With another solid quarter of development prioritizing long-term growth initiatives at both of our operations behind us, I remain confident both are on the cusp of increasing production profiles leading to strong free cash flow generation for our Company for multiple years to come. Concurrently, our exploration efforts have continued to focus on high priority targets with a planned exploration update expected in the third quarter. I believe there is additional value to unlock at our assets through substantial resource to reserve conversion and look forward to updating the market on our progress."

Consolidated Operational Highlights

	Q2 2022	Q2 2021	H1 2022	H1 2021
Gold eq. production (ounces)[1]	70,514	105,705	158,210	201,731
Gold eq. sold (ounces)[1]	62,367	104,221	154,903	196,039
Gold production (ounces)	52,431	66,989	120,532	133,639
Gold sold (ounces)	51,223	68,184	121,786	131,723
Copper production (Mlbs)	7.4	18.2	15.6	32.0
Copper sold (Mlbs)	4.4	16.9	13.6	30.2

Note: Concentrate sales in the quarter were impacted by timing of sales. As a result, approximately $12 million in sales will be deferred to the third quarter.

Rainy River Mine

Rainy River Mine (Open Pit Mine only)	Q2 2022	Q2 2021	H1 2022	H1 2021
Tonnes mined per day (ore and waste)	110,153	158,556	114,381	154,683
Ore tonnes mined per day	12,295	36,256	16,136	35,970
Operating waste tonnes per day	19,560	71,124	27,337	68,399
Capitalized waste tonnes per day	78,298	51,176	70,909	50,314
Total waste tonnes per day	97,858	122,300	98,246	118,712
Strip ratio (waste:ore)	7.96	3.37	6.09	3.30
Tonnes milled per calendar day	23,302	25,349	23,807	25,822
Gold grade milled (g/t)	0.69	0.82	0.80	0.81
Gold recovery (%)	90	87	92	89
Gold eq. production (ounces)[1]	43,759	55,163	103,654	111,676
Gold production (ounces)	42,516	52,901	101,349	107,557

New Afton Mine

New Afton Mine	Q2 2022	Q2 2021	H1 2022	H1 2021
Tonnes mined per day (ore and waste)	6,477	15,104	6,751	13,259
Tonnes milled per calendar day	11,472	13,795	10,889	13,680
Gold grade milled (g/t)	0.37	0.43	0.37	0.41
Gold recovery (%)	80	80	81	80
Copper grade milled (%)	0.42	0.79	0.45	0.72
Copper recovery (%)	78	83	79	82
Gold eq. production (ounces)[1]	26,755	50,542	54,556	90,055
Gold production (ounces)	9,916	14,088	19,183	26,082
Copper production (Mlbs)	7.4	18.2	15.6	32.0

2022 Consolidated Operational Outlook

Operational Estimates	Revised Guidance	Original Guidance
Gold eq. production (ounces) [1]	325,000 - 365,000	380,000 - 440,000
Gold production (ounces)	260,000 - 290,000	295,000 - 335,000
Copper production (Mlbs)	25 - 35	35 - 45
Operating expenses, per gold eq. ounce[2]	$1,120 - $1,200	$840 - $920
All-in sustaining costs, per gold eq. ounce[3]	$1,875 - $1,975	$1,470 - $1,570

2022 Rainy River Operational Outlook

Operational Estimates	Revised Guidance	Original Guidance
Gold eq. production (ounces)[1]	230,000 - 250,000	265,000 - 295,000
Gold production (ounces)	225,000 - 245,000	260,000 - 290,000
Operating expenses, per gold eq. ounce[2]	$960 - $1,040	$730 - $810
All-in sustaining costs, per gold eq. ounce[3]	$1,620 - $1,720	$1,270 - $1,370

2022 New Afton Operational Outlook

Operational Estimates	Revised Guidance	Original Guidance
Gold eq. production (ounces)[1]	95,000 - 115,000	115,000 - 145,000
Gold production (ounces)	35,000 - 45,000	35,000 - 45,000
Copper production (Mlbs)	25 - 35	35 - 45
Operating expenses, per gold eq. ounce[2]	$1,485 - $1,565	$1,100 - $1,180
All-in sustaining costs, per gold eq. ounce[3]	$2,210 - $2,310	$1,695 - $1,795

Second Quarter 2022 Conference Call and Webcast

The Company will release its second quarter 2022 financial results before markets open on Thursday, August 4, 2022. A conference call and webcast will follow at 8:30 am Eastern Time.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1556145&tp_key=026884e3d6
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 67678068
  A recorded playback of the conference call will be available until September 4, 2022 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 678068. An archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1.	Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q2 2022 includes production of 93,210 ounces of silver converted to a gold eq. based on a ratio of $1,800 per gold ounce and $24.00 per silver ounce used for 2022 guidance estimates. Gold eq. ounces for New Afton in Q2 2022 includes 7.4 million pounds of copper produced and 24,108 ounces of silver produced converted to a gold eq. based on a ratio of $1,800 per gold ounce, 4.00 per copper pound and $24.00 per silver ounce used for 2022 guidance estimates.
2.	"Operating expenses per gold eq. ounce" is a supplementary financial measure which is calculated as total operating expenses divided by total gold equivalent ounces.
3.	"All-in sustaining costs", "sustaining capital and sustaining leases", and "growth capital" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation for Q1 2022 and Q1 2021 to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

Non-GAAP Financial Performance Measures

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net of capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables, which are specifically included for regulatory compliance purposes, reconcile the non-GAAP measures to the most directly comparable IFRS measure for the periods of Q1 2022 and Q1 2021.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION
Operating expenses	95.2	93.9
Gold equivalent ounces sold[a]	92,536	91,818
Operating expenses per gold equivalent ounce sold ($/ounce)	1,029	1,022
Operating expenses	95.2	93.9
Treatment and refining charges on concentrate sales	3.7	4.1
Total cash costs	99.0	98.0
Gold equivalent ounces sold[a]	92,536	91,818
Total cash costs per gold equivalent ounce sold ($/ounce)[b]	1,069	1,067
Sustaining capital expenditures[b]	52.5	35.1
Sustaining exploration – expensed	0.3	0.3
Sustaining leases[b]	2.6	2.7
Corporate G&A including share-based compensation	6.9	3.8
Reclamation expenses	3.3	2.3
Total all-in sustaining costs	164.6	142.3
Gold equivalent ounces sold[a]	92,536	91,818
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[b]	1,778	1,550

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	58.4	53.9
Gold equivalent ounces sold[a]	61,684	53,577
Operating expenses per unit of gold sold ($/ounce)	948	1,006
Operating expenses	58.4	53.9
Total cash costs	58.5	53.9
Gold equivalent ounces sold[a]	61,684	53,577
Total cash costs per gold equivalent ounce sold ($/ounce)[b]	948	1,006
Sustaining capital expenditures[b]	34.8	26.8
Sustaining leases[b]	2.3	2.5
Reclamation expenses	2.6	1.8
Total all-in sustaining costs	98.2	85.0
Gold equivalent ounces sold[a]	61,684	53,577
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[b]	1,592	1,586

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	36.8	40.0
Gold equivalent ounces sold[a]	30,852	38,241
Operating expenses per unit of gold sold ($/ounce)	1,192	1,046
Operating expenses	36.8	40.0
Treatment and refining charges on concentrate sales	3.7	4.1
Total cash costs	40.5	44.1
Gold equivalent ounces sold[a]	30,852	38,241
Total cash costs per gold equivalent ounce sold ($/ounce)[b]	1,313	1,153
Sustaining capital expenditures[b]	17.7	8.3
Sustaining leases[b]	0.1	0.1
Reclamation expenses	0.7	0.5
Total all-in sustaining costs	59.0	53.1
Gold equivalent ounces sold[a]	30,852	38,241
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[b]	1,913	1,388

a.	Refer to end note 1 above.
b.	Refer to end note 3 above.

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure starting on page 26 in the MD&A for the three months ended March 31, 2022 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the anticipated timing with respect to the release of its second quarter 2022 financial results and the associated conference call and webcast; the intended focus on positioning the open pit operations to its optimal conditions and continued processing of the low-grade ore material in the second half of 2022 at Rainy River; the Company's expectations and guidance regarding production, costs, capital investments and expenses on a consolidated and mine-by-mine basis, and the factors contributing to those expected results; continued underground development and projected timing for initial production from the Intrepid; the intention to continue to assess opportunities to improve production and costs; planned prioritization of B3 ramp-up and C-Zone development at New Afton and projected timing for first ore; guidance revisions being limited to this year; the anticipated increase in production profiles and resulting strong free cash flow generation for multiple years to come; expectations regarding additional value through resource to reserve conversion; planned timing of an exploration update expected to be released in the third quarter; and the deferral of certain sales to the third quarter of 2022.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2022 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) there being no significant disruptions to the Company's workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation requirements due to cross-border travel to the United States or any other country or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the New Afton Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Patrick Godin, Executive Vice President and Chief Operating Officer of New Gold.  Mr. Godin is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 16:45e 11-JUL-22